

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted May 4, 2022**
> **CIK No. 0001893645**

Dear Mr. Izraeli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement

Prospectus Summary, page 1

1. We note your revisions in the Prospectus Summary and throughout the document in response to comment 1; however, the document still describes your industry as the "pharmaceutical" industry with repeated references, and on page 32, you specifically address "the pharmaceutical industry in which [you] operate." Please further revise the document, including review of your risk factors and competition, to clarify. We note, for example, risk factors that appear to address your product candidates more clearly as drugs rather than medical devices, such as those on pages 14 (addressing dose escalation), 21 ("clinical drug development is difficult to design..."), and 22-23, addressing issues arising in pharmaceutical trials.

2.   We note your response to comment 2. Revise the Risks Related to Discovery, Development and Clinical Testing of Product Candidates in the Prospectus Summary to highlight the risks associated with the fact that that you do not plan to conduct a pre-submission meeting with the FDA's Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for its PL-15 and PL-16 products until after the completion of the initial public offering.

3.   We note your response to comment 3. Tell us the basis for your belief that the FDA would not classify your PL-15 and PL-16 C&C product candidates as drugs, as opposed to Class III medical devices, if the FDA does not agree with your marketing approval via De Novo Classification.

     You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 55103257 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences

cc: David Huberman, Esq.